EXHIBIT 99.23
CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2021 (the “Form 40-F”), I, Luiz Carlos Damasceno dos Santos, MAusIMM CP (Geo)., hereby consent to the use of my name in connection with the mineral resource estimate for the Jacobina Mine as at December 31, 2021 (the “Estimate”) and to any summary or extract of the Estimate (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300), Form F-3D (Commission File No. 333-217016) and on Form F-10 (Commission File No. 333-237728).

By: /s/ "Luiz Carlos Damasceno dos Santos"
Name: Luiz Carlos Damasceno dos Santos, MAusIMM CP (Geo).

March 28, 2022